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20012852

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belle Haven Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Avenue, Suite N-607
(No. and Street)

Rye Brook (City) NY (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Schum (914) 816-4621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

MAY 17 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Schum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belle Haven Investments, L.P., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIASIA N CURRIE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CU6352889
Qualified in Westchester County
My Commission Expires 1/9/2021

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M MAZARS

Report of Independent Registered Public Accounting Firm

To the Partners of Belle Haven Investments, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Belle Haven Investments, L.P., (the "Company"), as of December 31, 2019, and the related statements of income, changes in partners' capital, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mazars USA LLP

We have served as the Company's auditor since 2000.

New York, NY
March 16, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

Belle Haven Investments, L.P.
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	5,704,488
Receivable from clearing broker, net		2,830,587
Management fees receivable		5,139,559
Securities owned, at fair value		1,627,004
Securities not readily marketable, at fair value		703,834
Right of use asset		626,715
Furniture, equipment and leasehold improvements, net		291,372
Prepaid expenses		366,333
Other assets		593,954
Total assets	$	17,883,846
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	63,381
Accrued expenses and other liabilities		7,375,887
Lease liability		658,017
Total liabilities		8,097,285
Partners' capital		9,786,561
Total liabilities and partners' capital	$	17,883,846

1. Organization and Nature of Business

Belle Haven Investments, L.P. (the "Company") is a registered investment advisor under the Investment Advisers Act of 1940 (the "Act") and is exempt from Rule 204-2(b) under the Act in that it does not have custody or possession of funds or securities of customers. The Company is also a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in U.S. government, municipal, debt, and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the clearance agreement.

2. Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are carried at fair value. Unrealized gains or losses on trading securities are reflected in principal transactions revenues. Unrealized gains and losses on non-marketable securities are separately stated on the statement of income.

Revenue Recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606) ("ASU 2014-09") effective January 1, 2018 using the full retrospective approach. All revenue is presented subsequent to adoption of Topic 606.

Investment Management Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Management fees receivable are periodically evaluated for collectibility on past credit histories with customers. Changes in the estimated collectibility of receivables are recorded in the statement of income. At December 31, 2019, there is no allowance for doubtful accounts. At December 31, 2019, management fees receivable was $5,139,559. Management fees receivable at January 1, 2019 was $4,067,325.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

MAZARS

Report of Independent Registered Public Accounting Firm

To the Partners of Belle Haven Investments, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Belle Haven Investments, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Belle Haven Investments, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions") and (2) Belle Haven Investments, L.P. stated that Belle Haven Investments, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Belle Haven Investments, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Belle Haven Investments, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

New York, NY
March 16, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

To the best knowledge and belief of Belle Haven Investments, LP:

(1) Belle Haven Investments, LP has claimed an exemption from SEC Rule §240.15c3-3 under the provisions in paragraph (k)(2)(ii).

(2) The undersigned, being a designated principal at Belle Haven Investments, LP, pursuant to SEC Rule 240.15c3-3, hereby affirms that the firm met the identified exemption provisions in Rule §240.15c3-3(k)(2)(ii) throughout the period from January 1 to December 31, 2019, without exception.

Stephen Schum
Chief Financial Officer
Belle Haven Investments, LP
March 16, 2020